On Holding AG 2022 Compensation Report Exhibit 99.2

On Holding AG — 2022 Compensation Report 2 Dear Shareholders, We are pleased to present On Holding AG’s (“On”) 2022 Compensation Report on behalf of the Nomination and Compensation Committee (“NCC”) and the Board of Directors (“BoD”). On’s compensation philosophy is rooted in the tenets of entrepreneurship, engagement and alignment. We are committed to a compensation strategy that supports our values, an entrepreneurial mindset and rewards exceptional performance, with the intention to create a unique environment of true partnership. On is committed to a compensation framework that creates and supports a diverse, fair and inclusive work environment, which allows a broad team to benefit from an appreciation for their hard work and grow within On to achieve full potential. Our 2022 Compensation Report outlines On’s overall compensation policy, principles and compensation framework. It discloses the compensation awarded to members of both the BoD and the Executive Board (“EB”) throughout the 2022 financial year. The Compensation Report further highlights how our incentive structure and practices reflect our compensation philosophy and its core principles such as “Alignment to On’s core values”, “Reward entrepreneurial mindset and value contribution”, “Alignment to long-term success of On”, “Commitment to Diversity, Equity & Inclusion” as well as “Win with the best talent”. In 2022, the first full financial year following our IPO, the NCC and the BoD worked to further define our compensation framework to fit our evolution as a public company, while maintaining the existing core principles at the center of our philosophy. An emphasis was put on the transition to a new long-term incentive plan for our EB and our broader leadership team. The new long-term incentive plan as well as other changes to our compensation framework will take effect in 2023 compensation and we will highlight key elements in this report. We believe that these changes are well suited to further support the long- term shareholder value creation and align the interests of key talents with those of On, while recognizing and retaining talent to continue our successful journey as a public company. The 2022 Compensation Report is compiled in accordance with the Ordinance against Excessive Compensation (“OaEC”) applicable to listed Swiss companies and the Swiss Code of Obligations. Unless the context requires otherwise, the words “we”, “our”, “us”, “On”, “company” and similar words or phrases in the 2022 Compensation David Allemann Alex Perez (Chairman) Amy Banse Ken Fox March 21, 2023 Report refer to On and its consolidated subsidiaries. In line with the OaEC and our Articles of Association, we will ask our shareholders to cast a prospective and binding vote on the maximum aggregate amount of compensation for the BoD for their term of office from the 2023 AGM to the 2024 AGM and for EB members for the financial year 2024. In addition, we will ask our shareholders to endorse this 2022 Compensation Report in a consultative vote. The vote on the 2022 Compensation Report is purely consultative and is conducted in line with the recommendation of the Swiss Code of Best Practice for Corporate Governance. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation principles, policies and practices described in this 2022 Compensation Report. We look forward to receiving your support at the forthcoming AGM and thank you for your ongoing trust in On. Sincerely, Members of the Nomination and Compensation Committee

On Holding AG — 2022 Compensation Report 3 Our compensation policy focuses on aligning the interests of our senior leaders with those of our shareholders as well as on attracting, motivating and retaining the best talent in a highly competitive global environment and those who are key to our long-term success. Across all levels and roles, Compensation principles align with shareholder interest Alignment to On’s core values Reward entrepreneurial mindset and value contribution Alignment to long-term success of On Commitment to diversity, equity and inclusion Win with the best talent Compensation Policy and Principles On is committed to a compensation strategy that supports our values and rewards exceptional performance. While we continue to refine our compensation framework as a public company, the core principles of our compensation philosophy remain unchanged:

On Holding AG — 2022 Compensation Report 4 Alignment to On’s core values - since the very early days of On, we have focused not only on what we do as a team but also how we do it. On is built upon five spirits that serve as our values: the Explorer Spirit; the Athlete Spirit; the Team Spirit; the Survivor Spirit; and the Positive Spirit. The expectation is that these spirits are demonstrated and exhibited in every action and behavior taken by team members. By living these values, the intention is to create a unique environment of true partnership. This serves to promote the team spirit, collaboration and the shared accountability amongst the five executives to lead the company. Another example of how the five spirits link to our compensation philosophy is that the annual cash bonus component of all team members at On is linked to the company goals and is not tied to individual goals. This is to promote the team spirit and the ownership of every individual to the overall common objectives. On rewards entrepreneurial mindset and value contribution - in what we call the Explorer Spirit at On, we encourage all our team members to challenge and rethink the ‘status quo’. An entrepreneurial mindset and driving initiatives to create value is rewarded, be it in terms of recognition and additional responsibility or be it in the form of well-deserved compensation. We seek to directly link cash-based variable compensation to the achievement of the company targets we have set out for ourselves, which includes both financial targets and other key priorities. And we ensure a strong alignment between the contribution of our team members to achieving these targets and compensation. Alignment to long term success of On - we believe equity participation of our most senior workforce plays a pivotal role in creating an alignment of interests with shareholders. Positioning equity as the key element of compensation serves to incentivize individuals to prioritize and drive long-term value creating initiatives far above short-term target achievement. On is committed to Diversity, Equity and Inclusion - we are committed to creating a work environment that is fair and inclusive, where all team members can succeed regardless of gender, race, social or ethnic origin, sexual orientation, age disability, religion, pregnancy, political opinion, trade union membership, nationality, social origin or other distinguishing characteristics. To support that, On is measuring and assessing compensation fairness against these diversity and inclusion aspects. Specifically, On focuses on assessing the fairness between genders and ethnical backgrounds per geography. On can only win with the best talent - over the past thirteen years of our existence, we have been reminded time and time again that success does not come naturally. Success is a result of consistent, hard, teamwork and when everybody contributes, our team wins. And we look to build high-performance teams with the best people across the organisation, committed to lead by example. For the attraction of the best talent, we leverage a number of global benchmark reports from established third-party providers for all roles to ensure market relevance compared to a peer group identified in terms of revenue, market capitalization, and industry focus. Compensation Policy and Principles

On Holding AG — 2022 Compensation Report 5 The way our philosophy translates into our compensation guidelines is shown below: Executive compensation is aligned with shareholder interests and linked to financial performance Provide excessive benefits or perquisites Our Executive compensation pay mix is heavily weighted toward variable/at-risk compensation, with executive incentive plans tied 100% to company financial performance and subject to reasonable payout caps Guarantee any portion of our annual incentive Consider relevant market practices when designing and setting our compensation programs Enter into employment agreements with multi-year terms Analyze and review our compensation programs and practices on a yearly basis What we do What we don’t do Compensation Policy and Principles

On Holding AG — 2022 Compensation Report 6 Compensation Governance The compensation governance at On is comprised of three key bodies: the NCC who advises the BoD in terms of compensation-related matters, the BoD who ultimately approves and/or proposes for approval by the AGM the compensation-related matters and the shareholders of On who vote on total maximum compensation and the Compensation Report at the AGM. The On Articles of Association, the Organizational Regulations and the NCC Charter outline and define the roles and responsibilities of these bodies. The Articles of Association of On contain compensation governance provisions regarding: NCC BoD AGM Compensation strategy and guidelines P A Compensation principles (Articles of Association) P A (Subject to AGM Approval) A (binding vote, in case of changes) Key terms of compensation framework for the BoD and EB P A Total Compensation of the BoD P A (Subject to AGM Approval) A (binding vote) Total Compensation of the EB P A (Subject to AGM Approval) A (binding vote) Individual total compensation for the Co-CEO P A Individual total compensation for the other of the EB P A Employment and termination agreement for the CO-CEO P A Employment and termination agreement for the other of the EB P A Compensation Report P A A (consultative) A: Approve — P: Propose — Approval (binding and prospective) of compensation by the shareholders at the AGM, Art. 7 (8) and 21 — Powers and duties of the NCC, Art. 19 — General principles of compensation, Art. 20 — Additional amount for the EB, Art. 22 The general division of duties, responsibilities and powers between these three key bodies of the compensation governance (NCC, BoD and AGM) are presented in the table below, in line with Art. 7 and Art. 19 of the Articles of Association.

On Holding AG — 2022 Compensation Report 7 Composition and duties of the NCC The NCC is composed of at least three members of the BoD (Art. 19) that are elected individually at the AGM by the shareholders on an annual basis pursuant to Swiss law and On’s Articles of Association. The majority of the current members of the NCC are “non-executive” and “independent” in accordance with the provisions of the Swiss Code of Best Practice for Corporate Governance. The NCC has the duties of supervision and governance of On’s compensation frameworks and philosophy, compensation of the BoD and the EB as well as the performance evaluation of EB members. The Chairperson of the NCC ensures that the BoD is kept informed in a timely and adequate manner during the term of office with regard to the NCC’s area of responsibility. Please refer to the Corporate Governance section for further details on NCC composition, duties and election. The Chairperson of the NCC convenes NCC meetings as often as the business of On requires, but at least twice a year. With the intention for the NCC to be fully independent and composed of only “non-executive” Board Members as of On’s upcoming AGM in May 2023, David Allemann will not stand for reelection as member of the NCC. The remaining current members of the NCC will stand for reelection for a further term as NCC members, subject to shareholder approval. Role of the Independent Compensation Consultant The NCC has engaged with Compensia, Inc. as its independent consultant for executive and management compensation topics. Compensia reports directly to the NCC, and provides review of the meeting materials, attends meetings as requested, provides market data and advises on evolving trends and best practices in compensation. During the 2022 year, Compensia worked with the NCC and provided various services, including the following: — Review compensation peer group and pay philosophy — Assess executive compensation practices against peer group and comparable public company norms — Compare On’s short- and long-term incentive plan design parameters relative to peers and market best practices; and — Review the company wide equity compensation strategy, including grant levels, participation, vesting and aggre- gate usage. For other compensation consulting services including survey data services, review of international compensation plans and policies and other non-executive reward practices, we engaged with Radford for most of our countries and Mercer for certain specific locations. Role of the shareholders at the AGM The BoD submits three separate compensation-related proposals for shareholder approval at the AGM (Art. 7 and Art. 19): — Vote I: Consultative vote for the Compensation Report of the preceding financial year — Vote II: Maximum aggregate amount of compensation of the BoD for the term of office from AGM until the next AGM — Vote III: Maximum aggregate amount of compensation of the EB for the following financial year. Compensation Governance

On Holding AG — 2022 Compensation Report 8

Board of Directors Compensation

Elements of compensation

The Executive Members do not receive any compensation for their BoD membership, nor for any additional duties pursued in BoD committees. The compensation of the remaining members of the BoD consists of an annual base fee and an additional compensation awarded for duties pursued in BoD committees, such as Chairpersons or ordinary members of the Audit Committee as well as the NCC. In order to ensure the independence of the members of the BoD in executing their supervisory duties, the compensation of the members of the BoD is in the form of a fixed amount fully compensated with On common shares[1], payable in quarterly installments. We believe that the equity compensation for our BoD members, for their services as directors, reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward an entrepreneurial mindset and value contribution.

Compensation awarded to the Board of Directors in 2022

The following table outlines the total compensation awarded and fully paid in equity to the members of the BoD for their period of services in 2022 (audited), consisting of the annual base fee for BoD memberships and additional compensation for duties in committees as per December 31, 2022:[2]

Members of the Board of Directors (in CHF)	Board	Audit Committee	NCC	Compensation (3)	Social security contributions (4)	Total BoD compensation
Executive Members						
David Allemann (1)	Co-Chairman		Member	-	-	-
Caspar Copetti (1)	Co-Chairman			-	-	-
Olivier Bernhard (1)	Member			-	-	-
Independent Members						
Alex Perez	Member	Member	Chairman	41,666	-	41,666
Kenneth A. Fox	Member		Member	41,666	-	41,666
Amy Banse	Member		Member	230,046	-	230,046
Dennis Durkin (2)	Member	Chairman		144,435		144,435
Total				**457,813**	-	**457,813**

(1) No compensation for Board of Director roles; refer to Executive Board Compensation section for details on compensation for executive activities.
(2) Elected to the Board of Directors at On's Annual General Shareholders' Meeting on 24 May 2022.
(3) Represents gross CHF amounts settled in shares prior to any deductions such as employee social security and income withholding tax, valued at the share price of the quarterly grant date. The number of shares is determined by dividing each BoD member's pro-rata annual fee for the term of office by the contractually agreed share price as of On's IPO date.
(4) Employer-paid social security contributions.

1 Technically distributed as fully vested RSUs upon grant date and distributed as shares as soon as practicable.
2 Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to BoD members. In 2022, no loans or credits were made to BoD members.

On Holding AG — 2022 Compensation Report 9 Share ownership The table below shows the shareholdings of the BoD as at 31 December 2022.3 Board of Directors Compensation 3 Overview does not include Executive Members of the Board of Directors (refer to section on share ownership of Executive Board). Class A Ordinary Shares % Class B Voting Rights Shares % % of Total Voting Power % of Total Economic Ownership Independent Members: Alex Perez (1) 12,743,573 4.5% - - % 2.0% 4.0 % Dennis Durkin 69,272 0.0% - - % 0.0% 0.0 % Kenneth A. Fox (2) 58,278 0.0% - - % 0.0% 0.0 % Amy Banse 51,690 0.0% - - % 0.0% 0.0 % Total 12,922,813 4.6% - - % 2.1% 4.1% (1) Refers to the number of shares held by Mr. Perez in his capacity as a member of the board of directors and does not include any shares held by entities associated with Point Break Capital Management LLC. (2) Refers to the number of shares held by Mr. Fox in his capacity as a member of the board of directors and does not include any shares held by entities associated with Stripes.

On Holding AG — 2022 Compensation Report 10 Executive Board Compensation Elements of compensation The following section outlines On’s 2022 compensation framework for members of the EB, consisting of fixed and variable compensation elements. The fixed compensation includes base salary, as well as pension and other benefits (e.g. child, car and expense allowances). Variable compensation aligns pay with performance through the Annual Cash Bonus and an equity-based Long-Term Incentive Plan (“LTIP”). While the Annual Cash Bonus is dependent on the achievement of On’s Fixed compensation Variable compensation Elements of Compensation Base salary Social security, pension and other benefits Cash bonus Long-term incentive plan Purpose Base level of income throughout the year, taking into account roles and responsibilities but aligned across the executive team Participation in social security and pension plans as well as additional benefits such as child, car and expense allowance in line with local market practice Rewards the achievement of annual objectives on a company wide level Rewards the achievement of long-term goals and ensures alignment with shareholder interest and participation in the long-term success of On Performance period n/a n/a One year One to three years Perfomance measures n/a n/a Net Sales, EBITDA IRR (exit scenario), Net Sales (business continuation) Payout range n/a n/a 0 - 125% 0 - 100% Payment Cash Contributions to social security and pension plans / other benefits mostly cash Cash Options financial performance compared to budgeted financial full-year targets, the LTIP is dependent on a longer- term, multifaceted vesting schedule considering either shareholder value creation or achievement of long-term financial goals. The 2022 EB compensation elements are summarized in the following table:

On Holding AG — 2022 Compensation Report 11 Fixed compensation elements Base salary The base salary for members of the EB is typically paid in cash on a monthly basis. The base salary amount is defined based on market practice and the responsibility, experience and achievements of each member. The base salaries of the EB members are reviewed annually based on the above mentioned factors, whereby adjustments are made in line with market developments. Pension and other benefits Pension benefits are provided through On’s regular pension plan. In addition to pension coverage, other benefits such as health care plans, insurances, car allowances or equivalent contributions are additionally covered. These allowances are paid together with the EB members’ base salary. Variable compensation elements Annual Cash Bonus The Annual Cash Bonus rewards the EB based on overall company performance, supporting of compensation principle of rewarding an entrepreneurial mindset and value contribution to ensure strong alignment of pay and performance. The cash bonus plan is linked to short- term annual goals which are approved by the NCC and the BoD on an annual basis. For 2022, the Annual Cash Bonus was based on the achievement of two financial performance metrics, Net Sales and Adjusted EBITDA, as illustrated in the table above concerning elements of the EB compensation. At the beginning of the annual performance period, the NCC proposes, and the BoD approves, the minimum, target and maximum goals for the respective performance metrics. The financial performance metrics are derived from the company’s strategic business plan and aligned with a robust budget for the respective year. At the end of the performance period, the NCC proposes and the BoD approves the financial performance achievements against the original targets set. In terms of achievement of personal goals, the co-CEO/CFO proposes, the NCC reviews and the BoD approves the outcome for EB members. For performance at or below the minimum, no bonus is paid out, whereby on-target performance is awarded with a 100% payout. In the case of overperformance, up to a maximum payout of 125% of target can be earned. Additional detail related to 2022 goals and actual achievement is provided in a later section of the Compensation Report. Executive Board Compensation

On Holding AG — 2022 Compensation Report 12 Long-Term Incentive Plan For 2022, the plan in effect was the 2020 Long-Term Incentive Plan (“2020 LTIP”), under which the EB received the third and final Tranche C (further details disclosed below). The 2020 LTIP was finalized and implemented on July 8, 2020 as an equity-based element to complement On’s compensation framework succeeding existing equity incentive plans. The 2020 LTIP was designed to furnish all eligible equity program participants through a single plan. Members of On’s EB and selected senior employees of the company were eligible to participate in the 2020 LTIP, overall covering about 25% of On’s employee universe, ultimately elected by the BoD. The 2020 LTIP pursues an annual grant mechanism of stock options at Fair Market Value grant valuation as well as strike price of USD 7.734. Under the 2020 LTIP, Executives are eligible for 4’748’715 options5 to be granted in three equal installments (Tranche A, B and C) through the entire duration of the equity incentive plan. Implied grant value of yearly installments at time of plan introduction was CHF 13.5m6 for the entire EB. The 2020 LTIP was structured as a three year equity incentive plan comprising of a multifaceted vesting schedule considering either an exit scenario7 correlated to an implied Internal Rate of Return (“IRR”) achievement, or in the absence of such, pursuing a business continuation scenario based on the achievement of predefined long- term financial targets. With the public listing of On at NYSE at a listing price of $24 per share on 15 September 2021, conditions for an Exit Event at a 100% vesting scale were met as per the 2020 LTIP. Considering the Exit Event criteria being met premature, On’s NCC defined the following amendments to the 2020 LTIP, approved by the BoD on 22 August 2021: — Tranche A (FY2021 service period): stock options granted on 1 October 2021, vesting in full on 29 November 2021 with strike price at $7.73 per stock option. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2022. — Tranche B (“IPO Bonus”): stock options granted on 1 October 2021, vesting in full on 29 November 2021 with strike price at $7.73 per stock option. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2023. Executive Board Compensation — Tranche C (FY2022 service period): stock options granted on 6 December 2022, vesting in full at the grant date with strike price at $7.73 per stock option. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2024. With the approval and implementation of a dual share class structure at the AGM in April 2021 and the share split at the EGM in August 2021, the 2020 LTIP was amended to reflect an allocation split of options granted to the EB across the two share classes, i.e. stock options to acquire Class A ordinary shares (two thirds | c. 66%) and stock options to acquire Class B voting shares (one third | c. 33%). The 2020 LTIP is administered by the NCC. During 2022, the NCC reviewed the entire company compensation policy including the implementation of a new long-term incentive plan for the FY2023 service period and beyond. More details are included in the Outlook 2023 section. 4 Represents Fair Market Value achieved during Equity Capital Round closed in February 2020 at a pre- money Equity Valuation of CHF 8’884.00 per share. A stock split of 1:1’250 had been approved at the Extraordinary General Meeting on 19 August 2021. Converted at USD/CHF 0.92. 5 Based on granted Class A share options as well as Class B share options on an as converted basis. 6 Calculated as the inner value of the granted options under the assumption of target IRR achievement of 30% p.a. over three years. 7 An exit event in the meaning of the 2020 LTIP was defined as (i) a listing, (ii) a private sale of at least 40% of the shares held by the then current non-executive shareholders or (iii) one current shareholder gains, whether directly or indirectly, ownership of more than 50% of the Company, (iv) a private sale of all or substantially all of the Company’s assets relevant for its business to a buyer, (v) a merger, consolidation or demerger, or (vi) another reorganization with a similar result as (ii), (iii) or (iv).

On Holding AG — 2022 Compensation Report 13 Peer group and benchmarking One of our core principles is to Win the Best Talent, which is supported through our compensation programs designed to attract, motivate and retain those critical to achieving the company’s long-term success. To assess the competitiveness of On’s EB compensation structure, the NCC conducts formal analyses relative to a peer group of companies that are similar to On in scope, products and services offered and geographical presence. Information gathered assists the NCC in setting pay levels and incentive programs consistent with the market. Beginning in 2022, we engaged with Compensia to review our existing peer group to ensure it reflected companies similar to On, demonstrating both high growth and strong consumer brands. We identified public companies headquartered in Europe and the U.S., that met the following selection criteria: — Retail/consumer product companies (focus on direct-to- consumer) and internet/e-commerce companies; — Similar revenue (0.5x - 2.5x On) and market capitalization (0.25x - 4x On); — Global presence; — High revenue growth; — Strong brand recognition; and — Recently public Executive Board Compensation When setting the EB’s pay levels, an orientation towards the 50% or 75% percentile of the respective market ranges was targeted. The NCC periodically reviews the peer group to ensure On’s compensation programs remain competitive against the most relevant external comparator companies. 2022 Peer Group Allbirds, Inc. Garmin Ltd. Burberry Group plc Lululemon Athletica, Inc. Beyond Meat, Inc. Moncler S.p.A Canada Goose Holdings, Inc. Oatly Group AB Crocs, Inc. Peloton Interactive, Inc. Deckers Outdoor Corporation Revolve Group, Inc. Deliveroo plc Sonos, Inc. Etsy, Inc. Under Armour, Inc. Farfetch Limited YETI Holdings, Inc. FIGS, Inc. Our peer group approved in 2022 to benchmark executive pay levels and practices included:

On Holding AG — 2022 Compensation Report Executive Board Compensation 14

Compensation mix

In 2022, the total compensation of the EB was split 92% into variable compensation and 8% into fixed compensation. Of the 92% variable compensation portion, 5% consisted of the Annual Cash Bonus and 95% of the target LTIP portion and social security contributions on equity compensation. The compensation mix serves to support our core principle of alignment with the long-term success of On.

Compensation awarded to the EB in 2022 (audited)

	Fixed compensation				Variable compensation			Total compensation FY22
Executive Board Members (in CHF)	**Base salary**	**Social security contributions (1)**	**Pension contributions (2)**	**Other benefits (3)**	**Cash bonus (4)**	**Awarded LTIP20 grant value (5)**	**Social security contributions on equity compensation (6)**	
David Allemann	225,000	28,062	33,808	33,636	165,000	3,019,054	460,502	**3,965,062**
Caspar Coppetti	225,000	27,927	33,751	24,944	165,000	3,019,054	220,701	**3,716,377**
Olivier Bernhard	225,000	28,197	34,058	34,836	165,000	3,019,054	333,940	**3,840,085**
Martin Hoffmann	225,000	27,787	31,051	27,722	165,000	3,019,054	237,406	**3,733,020**
Marc Maurer	216,250	27,301	30,998	29,480	165,000	3,019,054	227,750	**3,715,833**
Total	**1,116,250**	**139,274**	**163,666**	**150,619**	**825,000**	**15,095,269**	**1,480,299**	**18,970,377**

(1) Employer-paid social security contributions on base salary and cash bonus.
(2) Employer-paid pension contributions.
(3) Other benefits comprise child allowance, car allowance and expense allowance.
(4) The payment of the cash bonus occurs in the year following which the compensation is allocated to.
(5) Based on LTIP 2020 grant date (6-Nov-22) option value of US$10.18 (211'054 A share options per Executive Board Member) and US$1.02 (1'051'966 B share options per Executive Board Member).
(6) Employer-paid social security contributions on equity-related income.

On Holding AG — 2022 Compensation Report	Executive Board Compensation	15

Outcome of the 2022 Annual Cash Bonus performance achievement

For 2022, the Annual Cash Bonus was earned based on two equally weighted financial performance metrics[8]: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. Once the threshold is achieved, it grows linear from 0% to 100% for a target achievement of 75% to 100%. Maximum payout on each metric is capped at 125% of target (see graph to the right). Actual 2022 performance on Net Sales was between the target and maximum performance levels. For Adjusted EBITDA the performance was above the maximum performance level, so the payout is capped at 125%.

As illustrated in the table below, the overall performance achievement for the 2022 financial year by all EB members resulted in a final Annual Cash Bonus payout factor of 118.7% of the target bonus opportunity. Based on the target bonus opportunity of CHF 150'000 (66.67% of the base salary), the resulting bonus payout for each member of the EB would have resulted in CHF 178'050 (see illustration below).

In line with one of the key pillars of our compensation philosophy, Alignment to On's core values, and in this case specifically the team spirit, despite the actual bonus achievement of 118.7%, the NCC has exercised its discretion and adjusted the payout of the EB members to 110%. This is to align with the achievement of the rest of On's team member's bonus, which is based on overall Company objectives. The resulting payout for each member of the EB was therefore reduced to CHF 165,000.

Annual Cash Bonus Payout Curve


PAYOUT AS % OF TARGET
PERFORMANCE AS % OF TARGET
Threshold
Target
Max
0%
50%
100%
150%
50%
75%
100%
125%
150%

	THRESHOLD GOAL	TARGET GOAL	Actual	MAXIMUM GOAL		
Net Sales	823.5m	1,098.0m	1'222.1m	1,372.5m	A	111.3% Achievement
Adj. EBITDA	98.3m	131.0m	165.3m	163.8m	B	126.2% Achievement (Max Achieved)

A x50% + **B** x50% = 118.7% payout factor

8 Refers to consolidated group financials.

On Holding AG — 2022 Compensation Report
Executive Board Compensation
16

Total compensation awarded to the EB

The total compensation for the EB for 2022 amounts in total to CHF 18.97 million (including social security contributions).

Share ownership

The table below shows the shareholdings of each EB member as of 31 December 2022, considering the number of directly held shares as well as shares that a person has the right to acquire beneficial ownership of within 60 days.[9]

Executive Board Members	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership
David Allemann	5,483,389	1.9 %	101,225,000	29.0 %	16.9 %	4.9 %
Caspar Coppetti	5,476,912	1.9 %	107,475,000	30.8 %	17.9 %	5.1 %
Olivier Bernhard	7,160,662	2.5 %	113,725,000	32.6 %	19.2 %	5.8 %
Martin Hoffmann	3,080,104	1.1 %	19,412,500	5.6 %	3.6 %	1.6 %
Marc Maurer	2,560,142	0.9 %	19,412,500	5.6 %	3.5 %	1.4 %
Total	**23,761,209**	**8.4 %**	**361,250,000**	**nm**	**61.0 %**	**18.9 %**

Further compensation information

All members of the EB have employment agreements with a twelve-months notice period, which are governed by applicable Swiss law. They are not entitled to severance payments.

Their employment agreements also prohibit the EB members from competing against On for a period of up to 12 months after termination of the employment agreement. For the specified non-compete period, On agrees to pay or cause the payment of a compensation to the EB member for their compliance with this non-compete undertaking in an amount equal to 100% of the last base salary of the member (excluding any ancillary benefits and subject to deduction of any social security and further deductions). This is payable in monthly installments in arrears, until and for as long as the EB member complies with such non-compete undertaking. On may, however, at any time until the last day of employment waive compliance with the post-contractual non-compete. Following the termination date, On may only waive compliance with the non-compete subject to a notice period of three months whereupon such compensation payments will no longer be due.

In 2022, no loans or credits were made to EB members.[10]

9 Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

10 Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to EB members.

On Holding AG — 2022 Compensation Report 17 For 2023 the NCC developed a fundamental update to the existing compensation framework with the goal to balance the principles of our compensation philosophy with public company practices. The primary objective is to strengthen future long-term value creation and align the interests of the EB and extended leadership team with those of On, as well as, recognizing and retaining talent to continue our successful journey as a public company. The following paragraphs outline the company’s planned changes to the compensation framework for 2023. Outlook for 2023 compensation For the independent members of the BoD, this includes the following: — In light of our philosophy of equal partnership, the annual base fee for BoD members is proposed to be USD 250’000 and an additional USD 50’000 for Committee Chair Roles; both fully paid in equity. For the EB, we believe in developing a strong pay-for- performance compensation program that motivates our EB members to create value for On and its shareholders. For this reason, we will be introducing some changes to our EB compensation, this future compensation framework is summarized in the graph below: PAY MIX (Starting from 2023) REPORTING YEAR LTI GRANT REPORTING YEAR +1 REPORTING YEAR +2 REPORTING YEAR +3 LTI at target 100% PSUs 2 & 3-year performance / vesting period Annual bonus in cash at target Annual bonus in cash at target Vesting of LTI Vesting of LTI Additional compensation Additional compensation Base salary Base salary

On Holding AG — 2022 Compensation Report 18 Co-CEOs and Executive Members of the Board Pay Mix While we maintained an equal compensation for all EB members in 2022, the NCC has decided to differentiate the compensation received by the Co-CEOs and the Founders / Executive Members of the Board going forward. In 2023, the total target compensation of the Co-CEOs will be split around 91% variable compensation and 9% fixed compensation. The elements of the variable target compensation are 16% of an annual cash bonus and 75% of the target LTI portion11. For the Founders and Executive Members of the Board, the variable compensation will be around 93% and 7% fixed compensation. The elements of the variable target compensation are, 7% of an annual cash bonus and 86% of the target LTI portion11. Annual Cash Bonus For 2023, the Annual Cash Bonus performance metrics will again consist of two equally weighted financial performance metrics: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. For 2023, we are considering market practices, when it comes to setting our threshold performance levels. The maximum payout on each metric will further be capped at 150% of target. 11 Social Security contributions on equity compensation are not included in the target compensation, given they are dependent on the timing of individual option exercise electionsequity distributions and other personal circumstances. Co-CEOs Base salary Social security & other benefits Bonus Target LTI Founders / Executive Members of the Board 8.6% 73.0% 83.6% 6.8% 6.8% Outlook for 2023 compensation 15.9%

On Holding AG — 2022 Compensation Report 19 Long-Term Incentive Plan Beginning in 2023, EB members will be transitioning from the 2020 LTIP plan to the LTIP 2021 plan, specifically as it pertains to the 2023 grant allocation. The purpose of the LTIP 2021 plan is to attract, retain and motivate high quality personnel by providing them with equity ownership opportunities and performance-based incentives to increase their commitments for and in the best interest of the company and its subsidiaries. The transition to this new Plan has been driven by the intention to provide EB members with rewards in line with the new positioning of On as a public company. The LTIP 2021 Plan will further reinforce management’s alignment with those of shareholders, as well as encourage sustainable long-term value-creation for shareholders and the company. This new Plan completes On’s compensation framework by offering executives the opportunity to participate in the long-term success of the group. The following provides an overview of the plan, whereby specifics will be disclosed in the 2023 Compensation Report. EB members will receive an annual PSU grant consisting of two tranches, one with a two-year and one with a three- year performance period. The respective performance period achievement will determine the number of PSUs eventually vesting at the two and three-year anniversary of the grant date. The vesting factor of PSUs will depend on the achievement of On in certain performance metrics, specifically tied to the company’s financial performance, as well as subject to a modifier related to our stock performance. For the rest of On Team Members, we have made significant progress to ensure our compensation framework is effective at attracting, motivating and retaining the best talent in a highly competitive global environment and those who are key to our long-term success. For the 2023 year, we have introduced some changes that pertain to our team members: — We have set a meaningful budget for our annual salary review process, to ensure we can stay competitive to the markets where we hire individuals, as well as support our team members located in countries that have experi- enced high inflation rates. — For senior levels, we have shifted their compensation mix, to higher cash and lower equity targets, to be more in line with other companies practices; we expect this change to make significant improvements in attracting top talent. — All team members that are eligible for LTI will be part of the LTIP 2021 plan; where senior levels will receive a split of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs), while the rest of team members will receive RSUs with a three-year graded vesting schedule; the RSUs will have a cliff-vesting after the first year, and subsequently quarterly vestings. We think this change will have a significant impact in our ability to attract and retain talent. Outlook for 2023 compensation

Report of the statutory auditor to the General Meeting of On Holding AG Zurich Report on the audit of the compensation report Opinion We have audited the compensation report of On Holding AG (the Company) for the year ended 31 December 2022. The audit was limited to the information on compensation, loans and advances pursuant to Art. 14 to 16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Ordinance) in the tables marked 'audited' on pages 8 and 14 of the compensation report. In our opinion, the information on compensation, loans and advances in the accompanying compensation report com- plies with Swiss law and article 14 to 16 of the Ordinance. Basis for opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compen- sation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked 'audited' in the compensation report, the consolidated finan- cial statements, the financial statements and our auditor's reports thereon. Our opinion on the compensation report does not cover the other information and we do not express any form of assur- ance conclusion thereon. In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compen- sation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors' responsibilities for the compensation report The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor's responsibilities for the audit of the compensation report Our objectives are to obtain reasonable assurance about whether the information on compensation, loans and advances pursuant to article 14 to 16 of the Ordinance is free from material misstatement, whether due to fraud or error, and to PricewaterhouseCoopers AG, Birchstrasse 160, Postfach, 8050 Zurich, Switzerland Telefon: +41 58 792 44 oo, www.pwc.ch PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guar- antee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation re- port. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain profes- sional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, de- sign and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropri- ate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropri- ate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's in- ternal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and re- lated disclosures made. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safe- guards applied. PricewaterhouseCoopers AG Patrick Balkanyi Samuel Haring Licensed audit expert Licensed audit ex Auditor in charge Zurich, 21 March 2023 Enclosure: • Compensation report 3 On Holding AG I Report of the statutory auditor to the General Meeting